May 25, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 25, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated May13, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A2, filed on May 4, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

In response to our comment 2, you state that you have not yet completed the process of having your shares quoted on the OTCQB. Thus, you continue to lack a sufficient market for your shares. You may not proceed with registering the resale of the shares issuable upon the equity purchase agreement until you have a sufficient market for your shares.

Response: We began the process of getting listed on OTCQB right after we sent the Commission our last response and filing the Amendment Number 2.  The paperwork took some time and as of May 18, 2016 our shares are listed on OTCQB.

2.

In response to comment 14, you disclose on page 5 that you depend on the proceeds from this offering to pay back the $50,000 note you issued to Southridge Partners II, LP in connection with entering into the equity purchase agreement. Your issuance of the note to Southridge in connection with the equity purchase agreement and inability repay the note without the proceeds from the equity purchase agreement are inconsistent with characterizing the offering as a resale offering. Since you are not eligible to conduct a primary, at-the-market offering, you cannot register the shares to be issued to Southridge prior to their issuance. Therefore, please withdraw your registration statement for this offering. Instead, you may register the resale of the shares issued under the equity purchase agreement after each put.

Response: We have changed the Risk Factor on page 5 to state that we plan to pay back the $50,000 promissory note with funds we have currently and any future cash flow proceeds. Also we have disclosed that in the event we do not raise adequate funds from this offering then we may face difficulties in continuing our operations as they are conducted now.

Equity Purchase Agreement

3.

We note that in response to comments 3, 7 and 10, you have largely inserted, without summarizing, language from the equity purchase agreement. Please revise this disclosure to limit the use of legal jargon when summarizing the agreement. Consider providing illustrations of how particular provisions will operate. Refer to Regulation 421(b) of Regulation C.

Response: As the Commission requested we have revised both the “Determination of the Offering Price” and the “Material Terms of Equity Purchase Agreement with Southridge” in the Amendment number 3 to the S-1 summarizing that in easily readable form. Also we made the changes in the notes to the Financial Statements.

4.

We note that in response to comment 4 you state that “[a]ccording to the agreement Southridge cannot choose to buy shares they are not obligated to buy.” Please provide us with a citation to a section in the equity purchase agreement for this statement. In addition, please provide an example of how the section referenced in prior comment 4 would work in practice.

Response: Perhaps that should have been answered with the response, “Southridge is not obligated to buy,” as stated in this clause to the Equity Purchase Agreement (“EqPA”): “In the event that, during a Valuation Period, the Closing Price on any Trading Day is less than seventy five percent (75%) of the average of the closing bid prices for the ten (10) trading days immediately preceding the date of the Company’s Put Notice (a “Low Bid Price”), for each such Trading Day, the parties shall have no right to sell and shall be under no obligation to purchase one tenth (1/10th) of the Investment Amount specified in the Put Notice, and the Investment Amount shall accordingly be deemed reduced by such amount.”

Since there is no mention in the EqPA that Southridge may consider buying or any such statement to the contrary we believe that Southridge would not buy any shares when the conditions required buying shares under the EqPA are not met. We have illustrated an example as to how this clause would work on the Amendment 3 to Form S-1 under “Determination of Offering Price.”

5.

In response to comment 6, you state Southridge’s consent is required only with respect to identical equity purchase agreements. You also point to Section 6.3 of the equity purchase agreement, which clarifies the lack of certain restrictions and requirements with respect to Southridge’s consent. Please confirm that if the company were to enter into such identical equity purchase agreements without Southridge’s consent, Southridge would still be required to purchase any put shares.

Response: Section 6.3 of the EqPA states: Under “CERTAIN AGREEMENTS, so long as this Agreement remains in effect, the Company covenants and agrees that it will not, without the prior written consent of the Investor, enter into any other equity line of credit agreement with a third party during the Commitment Period having terms and conditions substantially comparable to this Agreement.  For the avoidance of doubt, nothing contained in the Transaction Documents shall restrict, or require the Investor's consent for, any agreement providing for the issuance or distribution of (or the issuance or distribution of) any equity securities pursuant to any agreement or arrangement that is not commonly understood to be an “equity line of credit.”

Section 10.5 states “The Company may terminate this Agreement at any time by written notice to the Investor. Additionally, this Agreement shall terminate at the end of Commitment Period or as otherwise provided herein; provided, however, that the provisions of Articles IX, and Sections 10.1 and 10.2 shall survive the termination of this Agreement for a period of twenty four (24) months.”  Thus if we wish to enter into another equity purchase agreement we could terminate the EqPA with Southridge and then enter into such an agreement. This would not be an issue since there is no reason for us to have another Equity Line agreement.

In the event we do no terminate and enter into another equity purchase agreement then Southridge may seek an injunction and meanwhile there’s no clause that says that they do not have to purchase our stock if we produced a put notice to them.  Section 10.12 of the EqPA states that “The Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to Investor. The Company therefore agrees that Investor shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.”

There is no understanding contrary to this clause and thus we interpret that clause to say that if we enter into an agreement with another entity breaking this clause then Southridge may take action against us as available under the agreement but have to continue buying our shares if we produced a put notice since they cannot terminate this agreement.

6.

As requested in comment 7, please explain the disclosure in Note 11 to the financial statements in the Form S-1/A (file number 333-192590) that, “[u]nder the terms of the Equity Purchase Agreement, if Southridge cannot sell shares at .40 cents per share then they could sell at a lower price (with our approval).” Tell us if this provision is contained in the Equity Purchase Agreement or if it is an oral agreement or understanding. Explain how this agreement will operate.

Response: We have changed that subsequent event note to illustrate the EqPA in more detail since that statement we have made in the originally filed S-1/A was confusing. What we meant to say was that in the event our closing price goes below .40 cents per share then when we make the next put notice, we can request Investor to buy at the lesser price since the purchase price we have to request in each put notice is based on the market price as illustrated in the prospectus. We also have the right to withhold making any more requests until the price recovers since the price for the stock on the put notice is based on the market price. Hence we stated that Southridge could sell our stock at a lower price than $0.40 cents with our approval. As the EqPA states we can choose to issue these put notices any time within the commitment period.

Investment Company Status

7.

We note that in response to comment 8, you state that the company made a computational error. Please review comment 8 and respond to both issues raised with more detail. In addition to any information necessary to adequately respond to comment 8, please provide an unconsolidated balance sheet for each subsidiary and, given the company’s current operational activities, address both factors discussed in Section 3(a)(1) of the Investment Company Act of 1940.

Response: We began NGFC Limited Partnership in order to raise funds in the private market through exempt offerings to acquire currently operating gasoline stations along with land and building and lease them to Energy and Retail Division of NGFC Equities, Inc. So the main purpose of the Partnership was not to invest in the stock market. However, we decided to invest part of the funds in well established public companies to receive dividends while holding the funds till we receive enough capital to make those acquisitions.  So the investment in the public market meant to be only to get a return on some of the funds until we raise enough funds to acquire the assets that we wanted to lease to the Energy and Retail division to operate.

However, since then, due to the complications we have been presented, as pointed out by the Commission, related to the Investment Company Act of 1940, we decided to terminate the relationship NGFC has with NGFC Limited Partnership as its General Partner and filed a Form 8k on May 20, 2016 to inform the public of that termination.

As requested by the Commission here are the unconsolidated Balance Sheets of the three divisions as of 3-31-16 that were prepared prior to the spin-off:

	Energy & Retail	Healthcare	NGFC Limited
	Division	Division	Partnership
	As of	As of	As of
	March 31, 2016	March 31,2016	March 31,2016
	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data
Cash & Cash Equivalent	$21,381	$34,969	$337,948
Marketable Securities	$48,563	$-	$194,238
Total Assets	$560,847	$40,400	$532,186
Total Liabilities	$2,400	$2,684	$800
Stockholders’ Equity	$558,447	$37,716	$531,386
Liabilities & SH Equity	$560,847	$40,400	$532,186

Management Discussion and Analysis of Financial Statements and Result of Operations

Results of Operations, page 37

8.

In response to our comment 12, you state that you have provided a “breakdown for the three periods by divisions of the [c]ompany.” However, it is unclear what activities were responsible for the revenues generated in each period. When discussing your results of operations, please provide a description of the source of (and specific activities) that generated the revenue disclosed in the financial statements for each period.

Response: We have described the sources and specific activities that generated the revenue disclosed in the financial statements for each period by three divisions under results of operations on the S-1 Amendment 3.

Liquidity and Capital Resources, page 37

9.

We note that in response to our comment 13 that you inserted language from the promissory note without summarizing the material terms. Please revise your disclosure to summarize the material terms of the promissory note, remove legal jargon and otherwise comply with the requirements of Regulation 421(b) of Regulation C.

Response: We have summarized the material terms removing legal jargon and making it clear and concise as required by Regulation 421(b) of Regulation C and have referred to the copy of the complete Promissory Note that has been filed with the SEC.

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer